April 30, 2026

Via EDGAR

Division of Corporation Finance

Office of Trade and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc.
Registration Statement on Form F-1 Filed March 11, 2026 File No. 333-294212

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, NaaS Technology Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1, File No. 333-294212, be accelerated by the Commission so that it will become effective at 4:00 p.m., Eastern Time, on May 1, 2026, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please contact Richard J. Chang of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at +8610 5680 3969 or rchang@gunder.com with any questions you may have. In addition, please notify Mr. Chang when this request for acceleration has been granted.

[Signature page follows]

Yours sincerely,

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

cc:	Richard J. Chang
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

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